UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Argenta Systems Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

040116 10 5
(CUSIP Number)

Edgar D. Park, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2006
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shiming Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

	7.	SOLE VOTING POWER
NUMBER OF		6,190,517
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		42,741,922 (1)
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		6,190,517
WITH
	10.	SHARED DISPOSITIVE POWER
		42,741,922 (1)

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

(1) Includes 18,235,632 shares held directly by Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd., of which Mr. Wang is a director and majority shareholder. Also includes 24,506,290 shares of common stock held of record by Mr. Rui Wang, as trustee appointed by Mr. Shiming Wang to represent various shareholders residing in the PRC. Mr. Rui Wang, Shiming (Xi’an) Enterprise Management Consulting Co. Ltd., and said PRC shareholders have entered into a Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenants Not to Sue pursuant to which Mr. Rui Wang and Shiming (Xi’an) Enterprise Management Consulting Co. Ltd. have the power to vote, and limited power to dispose, of these shares. Since Mr. Shiming Wang is a majority shareholder and director of Shiming (Xi’an) Enterprise Management Consulting Co. Ltd., and has the power to appoint the trustee, he may be deemed to beneficially own the shares held directly by Mr. Rui Wang pursuant to the arrangement described above and in Item 6.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,932,440

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.4%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

	7.	SOLE VOTING POWER
NUMBER OF		18,235,632
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		18,235,632
WITH
	10.	SHARED DISPOSITIVE POWER
		0

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,235,632

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.4%

14.	TYPE OF REPORTING PERSON*
00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Rui Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

	7.	SOLE VOTING POWER
NUMBER OF		1,305,287
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		24,506,290(1)
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		1,305,287
WITH
	10.	SHARED DISPOSITIVE POWER
		24,506,290(1)

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

(1) Mr. Rui Wang is a trustee, appointed by Mr. Shiming Wang to represent various shareholders residing in the PRC, pursuant to The Shiming Voting Trust dated January 24, 2006. Mr. Rui Wang, Shiming (Xi’an) Enterprise Management Consulting Co. Ltd., and said PRC shareholders have entered into a Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenants Not to Sue (described in Item 6) pursuant to which Mr. Rui Wang has the power to vote, and limited power to dispose, of these shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,811,577

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Argenta Systems Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 12/F, Shanxi Zhengquan Building, Gaoxin 2nd Road, Xian, Shanxi Province, China.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed on behalf of:

(i)  Shiming Wang, an individual
(ii)  Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd., and
(iii)  Mr. Rui Wang, an individual.

The persons named above in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)  The principal business address of the Reporting Persons is 12/F, Shanxi Zhengquan Building, Gaoxin 2nd Road, Xian, Shanxi Province, China.

(c)  Mr. Shiming Wang is presently the Chief Executive Officer and director of the Company. The principal office of Mr. Shiming Wang at the Company is 12/F, Shanxi Zhengquan Building, Gaoxin 2nd Road, Xian, Shanxi Province, China. The business address for Mr. Rui Wang is No. 2, 12th Floor, Goaxin 2nd Road, Shaanxi Security Plaza, Xi’an High Tech and New Technology Development Zone, Xi’an, Shaanxi Province, China 710075.

(d)  During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Shiming Wang and Mr. Rui Wang are each citizens of the People’s Republic of China. Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd. is a company incorporated under the laws of the People’s Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

On August 25, 2006, Global Warming Solutions, Inc. and Roxborough Financial Group, Inc., two shareholders who then had combined holdings of 5,000,000 shares, or approximately 55.6% of the issued and outstanding common stock of the Company, sold and transferred all of these shares to thirteen individuals and entities in a privately negotiated transaction (the “Stock Purchase”). As a purchaser of stock under this transaction, Mr. Shiming Wang acquired 500,431 shares of common stock of the Company. Additionally, (i) Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd., of which Mr. Wang is a majority shareholder and director, acquired 1,474,138 shares of common stock of the Company, and (ii) Mr. Rui Wang, as trustee appointed by Mr. Shiming Wang, the majority shareholder and director of Shiming (Xi’an) Enterprise Management Consulting Co. Ltd., became the record holder of 1,981,047 shares of common stock of the Company in connection with a voting trust arrangement. Mr. Shiming Wang is also a majority shareholder and director of Shiming (Xi’an) Enterprise Management Consulting Co. Ltd.

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

In addition to the foregoing, on August 25, 2006, the Company entered into an Agreement and Plan of Share Exchange (“Exchange Agreement”) with certain significant stockholders of the issuer (collectively, the “Argenta Shareholders”), Shiming (Cayman) Ltd., a limited liability company incorporated under the laws of the Cayman Islands (the “Operating Company”), and each of the shareholders of the Operating Company (“Operating Company Shareholders”). The closing of the share exchange transaction (the “Transaction”) under the Exchange Agreement (the “Closing”) occurred on November 10, 2006 (the “Closing Date”). On the Closing Date of the Exchange Agreement, the Company acquired the Operating Company by issuing 57,666,834 shares of the Company’s common stock (the “Argenta Shares”) to the Operating Company Shareholders and consultants, and in exchange, the Operating Company Shareholders assigned 100% of the outstanding common stock of the Operating Company to the Company. A copy of the Exchange Agreement is included as Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2006, and the description in this Item 3 is qualified in its entirety by reference to the full text of the Exchange Agreement. The Reporting Persons were the beneficial owners of shares of the Operating Company, which were exchanged for 46,176,594 shares of common stock of the Company as a result of the Transaction.

Since Mr. Shiming Wang is a director and majority shareholder of Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd., he may be deemed to have beneficial ownership of the shares held directly by such company. Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd. is the holder of a total of 18,235,632 shares of common stock of the Company.

Since Mr. Shiming Wang is also a director and majority shareholder of Shiming (Xi’an) Enterprise Management Consulting Co. Ltd., and by virtue of his position within such entity, holds the power to appoint the trustee for various shareholders in the PRC that are a party to the Proxy Agreement described in Item 6, Mr. Shiming Wang may be deemed to have indirect beneficial ownership of the shares held of record by Mr. Rui Wang as trustee. As trustee, Mr. Rui Wang holds a total of 24,506,290 shares of common stock of the Company.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired Company shares for investment purposes and to acquire a controlling interest in the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference. The Reporting Persons intend to review and evaluate their investment in the Common Stock of the Company on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, dispose of, or take any other action in connection with the Reporting Persons’ holdings of Common Stock.

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

In his capacity as an officer and director of the Company, Mr. Shiming Wang may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be listed or delisted from a national securities exchange or to be quoted or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Other than as described in this Item 4, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)  The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In January 2006, Shiming (Xi’an) Enterprise Management Consulting Co. Ltd. (“Shiming”) and Mr. Rui Wang entered into a Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenants Not to Sue (the “Proxy Agreement”), with individuals who (after giving effect to the Transaction) are now holders of approximately 36.8% of the outstanding shares of the Operating Company (“Operating Company Shareholders”). Mr. Rui Wang also purchased shares of common stock of the Company in the Stock Purchase (referred to in Item 1 hereof) on behalf of the Operating Company Shareholders (such purchased shares are referred to as the “Voting Trust Shares”). Under the Proxy Agreement and as trustee appointed by Mr. Shiming Wang, Mr. Rui Wang has the power to (i) vote the Voting Trust Shares with respect to all matters for which the holders of the shares are entitled to vote, (ii) execute documents on behalf of the holders of the Voting Trust Shares as necessary to complete a share exchange with a U.S. entity, and thereby become a public reporting company, and thus holds limited dispositive power over the Voting Trust Shares.

Amendment No. 1 to Schedule 13D
CUSIP No.  040116 10 5

Under the terms of the Proxy Agreement, Mr. Rui Wang and Shiming have the above described voting and control rights for a term of ten (10) years, unless the Proxy Agreement is terminated or cancelled. However, the beneficial owners of the Voting Trust Shares may direct the sale of their shares, subject to applicable securities law restrictions on the sale of restricted shares, by instructing the trustee to sell Voting Trust Shares held in trust for such holder. In the event of such sale, the beneficial holder of the Voting Trust Shares is entitled to the proceeds resulting from such sale. A translated summary of the Proxy Agreement is attached as Exhibit B to this Schedule 13D.

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7.  Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)	Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenants Not to Sue attached hereto as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006

Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd.

By:	/s/ Shiming Wang
Shiming Wang
President

By:	/s/ Shiming Wang
Shiming Wang, an individual

By:	/s/ Rui Wang
Rui Wang, as trustee of The Shiming Voting Trust dated January 24, 2006

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: November 30, 2006

Shaanxi Meixian Shiming Non-Ferrous Metallurgy Co., Ltd.

By:	/s/ Shiming Wang
Shiming Wang
President

By:	/s/ Shiming Wang
Shiming Wang, an individual

By:	/s/ Rui Wang
Rui Wang, as trustee of The Shiming Voting Trust dated January 24, 2006

EXHIBIT B

Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenant Not to Sue
(English translation)

This Power of Attorney, Shareholders’ Voting Rights Proxy Agreement and Covenant Not to Sue (the “Agreement”) is entered into as of January 15, 2006 among the following parties:

Party A:	Shiming (Xi’an) Enterprise Management Consulting Co., Ltd.
Registered Address:
No. 2, 12th Floor,
Gaoxin 2nd Road, Shaanxi Security Plaza,
Xi’an High Tech and New Technology Development Zone,
Xi’an, Shaanxi Province, China 710075,

Trustee:	Rui Wang, an individual

Party B: The undersigned shareholder of Shiming Science & Technology Joint Stock Co., Ltd., a corporation incorporated under the laws of the People’s Republic of China (“Shiming Company”)

In this Agreement, Party A and Party B are called collectively the “Parties” and each of them is individually called a “Party.”

WHEREAS:

A.  Party A, is a wholly foreign-owned enterprise incorporated by Shiming (Cayman) Co., Ltd. (the “Cayman Company”) under the laws of the People’s Republic of China (“WFOE”), which engages in the business of technology consulting and services of IP networks.

B.  As of the date of the Agreement Party B is an enrolled shareholder of Shiming Company and legally holds the equity interest in Shiming Company set forth opposite Party B’s name below.

C.  Party B desires to grant to the Board of Directors of Party A a power of attorney to enter into certain agreements and engage in certain actions on behalf of Party B, and grant to the Board of Directors of Party A a proxy to vote all of Party B’s shares in Shiming Company for the maximum period of time permitted by law in consideration of the issuance to Party B of shares of the Cayman Company and for other good and valuable consideration.

NOW THEREFORE, the Parties hereby have reached the following agreement upon friendly consultations:

1. Party B hereby irrevocably makes, constitutes and appoints the Board of Directors of Party A as Party B’s attorney-in-fact to act in the name, place and stead of Party B in any way which Party B could do, as if Party B were personal-ly present, to the extent that Party B is permitted by law to act through an agent: to

(a) execute for and on behalf of Party B, in Party B’s individual capacity or in Party B’s capacity as a shareholder of Shiming Company, any and all proxy agreements or proxies with respect to the voting of any equity interest owned by Party B in Shiming Company, including, but not limited to, the proxy agreement set forth in Section 2 hereof, and any amendments or continuations thereof;

(b) execute for and on behalf of Party B, in Party B’s individual capacity or in Party B’s capacity as a shareholder of the Cayman Company, any and all agreements with respect to the exchange of Party B’s shares of the Cayman Company for securities of one or more corporations incorporated or to be incorporated in the United States (collectively referred to as the “US Shell”), including, but not limited to, a Share Exchange Agreement pursuant to which all of the equity interests in the Cayman company shall be exchanged for equity interests in the US Shell, and any amendments thereto; and

(c) execute for and on behalf of Party B, in Party B’s individual capacity or in Party B’s capacity as a shareholder of US Shell, any and all agreements with respect to the voting of Party B’s equity interest in US Shell, including, but not limited to, a Voting Trust Agreement; and

(d) execute for and on behalf of Party B, in Party B’s individual capacity or in Party B’s capacity as a shareholder of US Shell, any and all agreements with respect to the deposit in and holding by an agent in escrow of, Party B’s equity interest in US Shell pending sale of such equity interest upon further instruction by and instructions from, Party B; provided, however, that Party B may in no event request or demand that any securities of US Shell held in any such escrow be sold prior to the one year anniversary of the issuance of such securities.

(e) execute for and on behalf of Party B, in Party B’s individual capacity or in Party B’s capacity as a shareholder of US Shell, any and all agreements or instruments necessary to sell Party B’s equity interest in US Shell upon receipt of instructions to sell from Party B.

2. Party B hereby agrees to irrevocably entrust Party A for the maximum period permitted by law, with all of Party B’s voting rights as a shareholder of Shiming. Party A shall exercise such rights in accordance with the laws of the PRC and the Articles of Association of Shiming Company, including, but not limited to, the right to sell or transfer all or any of Party B’s equity interests of Shiming Company and appoint and vote for the directors and Chairman of Shiming Company as the authorized representatives of shareholders of Shiming Company.

3. Party A may from time to time establish and amend rules to govern how Party A shall exercise the powers granted to it by Party B herein, including, but not limited to, the number or percentage of directors of WOFE which shall be required to authorize or take any action and to sign documents evidencing the taking of such action, and Party A shall only take action in accordance with such rules.

4. Covenant Not to Sue.

a)
For good and valuable consideration given in accordance with the provisions of the Agreement, Party B, or as applicable, its successors or assigns (the “Covenantors”), covenants and agrees, to refrain from making, directly or indirectly, any claim or demand, or to commence, facilitate commencement or cause to be prosecuted any action in law or equity against Party A and its directors and officers, or as applicable, the parent companies, subsidiaries, successors, affiliates and assigns of Party A (the “Covenantees”), on account of any damages, real or imagined, known or unknown, which Covenantors ever had, has or which may hereafter arise.

b)
Covenant a Defense to Any Action. The Covenant Not to Sue shall be a complete defense to any action or proceeding that may be brought or instituted by Covenantors against the Covenantees, and shall forever be a complete bar to the commencement or prosecution of any action or proceeding whatsoever against the Covenantees.

c)	The Covenators agree and covenant not to participate in, assist, encourage, or become involved in, directly or indirectly, any claims, causes of action or cases in the future against any Covenantees.

5. This Agreement has been duly executed by the Parties, and, in the case of a Party which is not a natural person, has been duly authorized by all necessary corporate or other action by such Party and executed and delivered by such Party’s duly authorized representatives, as of the date first set forth above and shall be effective simultaneously.

6. Party B represents and warrants to Party A that Party B owns all of the shares of Shiming Company set forth below its name on the signature page below, free and clear of all liens and encumbrances and Party B has not granted to anyone, other than Party A, a power of attorney or proxy over any of such shares or in Party B’s rights as a shareholder of Shiming Company and the execution and delivery of this Agreement by Party B will not violate any law, regulations, judicial or administrative order, arbitration award, agreement, contract or covenant applicable to Party B.

7. This Agreement may not be terminated without the unanimous consent of both Parties, except that Party A may, by giving thirty (30) days prior written notice to Party B hereto, terminate this Agreement.

8. Any amendment and/or rescission shall be agreed by the Parties in written.

9. The execution, validity, construing and performance of this Agreement shall be governed by the laws of PRC.

10 This Agreement is executed in Chinese in two (2) copies; each Party holds one and each original copy has the same legal effect.

11. Both Parties agree that in case of disputes arising from this Agreement, both Parties shall settle their dispute through mediation, not in a lawsuit brought in Court. If the Parties cannot reach a settlement 45 days after the mediation, the dispute shall be referred to and determined by arbitration in the China International Economic and Trade Arbitration Commission (“CIETAC”) upon the initiation of either Party in accordance with the prevailing arbitration rules of CIETAC. The written decision of the arbitrator shall be binding and conclusive on the Parties hereto and enforceable in any court of competent jurisdiction.

Party A: /s/ Shiming Wang
Shiming Wang
Legal Representative
Shiming (Xi’an) Enterprise Management Consulting Co., Ltd.

Trustee: /s/ Rui Wang
       Rui Wang
(PRC ID Card No.: 610326810124041)

Party B Signatures: (attached signature pages)